SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)
(Amendment No. 1)

LATIN AMERICA VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

51827N 10 3
 (CUSIP Number)

Timothy P. Halter
174 FM 1830
Argyle, TX 76226
(972) 233-0300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51827N 10 3
1.	NAMES OF REPORTING PERSONS HALTER FINANCIAL INVESTMENTS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	119,092
		8.	SHARED VOTING POWER	0
		9.	SOLE DISPOSITIVE POWER	119,092
		10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,092
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14.	TYPE OF REPORTING PERSON PN

(1) A total of 9,364,593 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 12 Pages

CUSIP No. 51827N 10 3

1.	NAMES OF REPORTING PERSONS HALTER FINANCIAL INVESTMENTS GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	0
		8.	SHARED VOTING POWER	512,734 (1)
		9.	SOLE DISPOSITIVE POWER	0
		10.	SHARED DISPOSITIVE POWER	512,734 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,734 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14.	TYPE OF REPORTING PERSON OO

(1) Represents 119,092 shares held by Halter Financial Investments, L.P. (“HFI”) and 393,642 shares held by Halter Financial Group, L.P. (“HFG”).  The Reporting Person is the sole general partner of HFI and HFG and may therefore be deemed to be a beneficial owner of the shares held by them.

(2) A total of 9,364,593 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 12 Pages

CUSIP No. 51827N 10 3

1.	NAMES OF REPORTING PERSONS TIMOTHY P. HALTER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	189,420 (1)
		8.	SHARED VOTING POWER	512,734 (2)
		9.	SOLE DISPOSITIVE POWER	189,420 (1)
		10.	SHARED DISPOSITIVE POWER	512,734 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,154 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 189,420 shares held by TPH Capital, L.P. (“TPH”).  The Reporting Person is the sole member of TPH Capital GP, LLC, which is the sole general partner of TPH, and therefore may be deemed to be a beneficial owner of the shares held by TPH.

(2) Represents 119,092 shares held by HFI and 393,642 shares held by HFG.  TPH is a limited partner of HFI and HFG.  Therefore, the Reporting Person may be deemed to be a beneficial owner of the shares held by HFI and HFG.

(3) A total of 9,364,593 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 4 of 12 Pages

CUSIP No. 51827N 10 3

1.	NAMES OF REPORTING PERSONS DAVID BRIGANTE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	94,474 (1)
		8.	SHARED VOTING POWER	512,734 (2)
		9.	SOLE DISPOSITIVE POWER	94,474 (1)
		10.	SHARED DISPOSITIVE POWER	512,734 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,208 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 94,474 shares held by Bellfield Capital, L.P. (“Bellfield”). The Reporting Person is the sole member of Bellfield Capital Management, LLC, which is the sole general partner of Bellfield, and therefore may be deemed to be a beneficial owner of the shares held by Bellfield.

(2) Represents 119,092 shares held by HFI and 393,642 shares held by HFG.  Bellfield is a limited partner of HFI and HFG.  Therefore, the Reporting Person may be deemed to be a beneficial owner of the shares held by HFI and HFG.

(3) A total of 9,364,593 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 5 of 12 Pages

CUSIP No. 51827N 10 3

1.	NAMES OF REPORTING PERSONS GEORGE L. DIAMOND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	94,002 (1)
		8.	SHARED VOTING POWER	512,734 (2)
		9.	SOLE DISPOSITIVE POWER	94,002 (1)
		10.	SHARED DISPOSITIVE POWER	512,734 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,736 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 94,002 shares held by Colhurst Capital, L.P. (“Colhurst”). The Reporting Person is the sole member of Colhurst Capital GP, LLC, which is the sole general partner of Colhurst, and therefore may be deemed to be a beneficial owner of the shares held by Colhurst.

(2) Represents 119,092 shares held by HFI and 393,642 shares held by HFG.  Colhurst is a limited partner of HFI and HFG.  Therefore, the Reporting Person may be deemed to be a beneficial owner of the shares held by HFI and HFG.

(3) A total of 9,364,593 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 6 of 12 Pages

CUSIP No. 51827N 10 3

1.	NAMES OF REPORTING PERSONS MARAT ROSENBERG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	94,474 (1)
		8.	SHARED VOTING POWER	512,734 (2)
		9.	SOLE DISPOSITIVE POWER	94,474 (1)
		10.	SHARED DISPOSITIVE POWER	512,734 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,208 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 94,474 shares held by Rivergreen Capital, LLC (“Rivergreen”). The Reporting Person is the sole member of Rivergreen, and therefore may be deemed to be a beneficial owner of the shares held by it.

(2) Represents 119,092 shares held by HFI and 393,642 shares held by HFG.  Rivergreen is a limited partner of HFI and HFG.  Therefore, the Reporting Person may be deemed to be a beneficial owner of the shares held by HFI and HFG.

(3) A total of 9,364,593 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 7 of 12 Pages

CUSIP No. 51827N 10 3

This Amendment No. 1 amends certain information contained in the Schedule 13D filed by the Reporting Persons with respect to their ownership interests in Latin America Ventures, Inc. on May 14, 2008.

Item 1.  Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Latin America Ventures, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Jorge Canning 1410, Ñuñoa, Santiago, Republic of Chile.

Item 2.  Identity and Background.

(a)           The persons filing this Statement are (i) Halter Financial Investments, L.P., a Texas limited partnership (“HFI”); (ii) Halter Financial Investments GP, LLC, a Texas limited liability company (“HFI GP”); Mr. Timothy P. Halter, a citizen of the United States; (iii) Mr. David Brigante, a citizen of the United States; (iv) Mr. George L. Diamond, a citizen of the United States; and (v) Mr. Marat Rosenberg, a citizen of the United States (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)           The business address and principal office of each Reporting Person is 174 FM 1830, Argyle, TX 76226.

(c)           The principal business of HFI is to provide financial consulting services and the principal business of HFI GP is to act as general partner of HFI.  The principal occupation of Mr. Halter is managing HFI GP and its related entities and the principal occupation of each of Messrs. Brigante, Diamond and Rosenberg is serving as an officer of HFI GP and its related entities.

(d)-(e)           During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Halter, Brigante, Diamond and Rosenberg are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this Statement pursuant to the transactions described below.  Unless otherwise indicated below, all share amounts have been adjusted to reflect the Issuer’s 2.4-for-1 forward stock split effected on August 6, 2009.

On September 26, 2007, Halter Financial Group, Inc. (“Halter Financial”) was issued 960,000 shares of Common Stock in connection with the Chapter 11 reorganization plan (the “Plan”) of Senior Management Services of El Paso Sunset, Inc., a Texas corporation, and its affiliated companies (collectively, the “SMS Companies”).  Halter Financial participated with the SMS Companies and their creditors in structuring the Plan. As part of the Plan, Halter Financial provided $115,000 to be used to pay professional fees associated with the Plan confirmation process and Halter Financial was granted an option to be repaid through the issuance of equity securities in 23 of the SMS Companies, including the Issuer. Halter Financial exercised the option and was issued 960,000 shares in satisfaction of its administrative claims. Effective September 26, 2007, Halter Financial transferred its 960,000 shares to HFI.

Page 8 of 12 Pages

CUSIP No. 51827N 10 3

HFI was issued an additional 25,504 shares of Common Stock pursuant to an adjustment under the Plan after the resolution of disputed claims.

On May 12, 2010, in connection with a Share Exchange Agreement that the Issuer entered into with Minera Licancabur S.A. and its shareholders, HFI surrendered 400 shares of its Common Stock to the Issuer for cancellation, pursuant to a Cancellation Agreement that HFI entered into with the Issuer on May 12, 2010, in order to induce the parties to enter into such Share Exchange Agreement.

On May 21, 2010, HFI transferred 393,642 shares to Halter Financial Group, L.P., a Texas limited partnership owned and controlled by HFI GP and HFI’s limited partners (“HFG”), and an aggregate of 472,370 shares to HFI’s limited partners: TPH Capital, L.P. (“TPH”), Bellfield Capital, L.P. (“Bellfield”), Colhurst Capital, L.P. (“Colhurst”) and Rivergreen Capital, LLC (“Rivergreen”).

As a result of these transactions, HFI holds 119,092 shares, HFG holds 393,642 shares, TPH holds 189,420 shares, Bellfield holds 94,474 shares, Colhurst holds 94,002 shares and Rivergreen holds 94,474 shares.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)
For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), HFI beneficially owns 119,092 shares of Common Stock, representing 1.3% of the outstanding shares of the Issuer’s Common Stock (based on 9,364,593 shares of Common Stock outstanding as of May 13, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on May 14, 2010).  HFI does not own any other securities of the Issuer.

For purposes of Rule 13d-3 promulgated under the Exchange Act, HFI GP beneficially owns 512,734 shares of Common Stock, including 119,092 shares held by HFI and 393,642 shares held by HFG, representing 5.5% of the outstanding shares of the Issuer’s Common Stock (based on 9,364,593 shares of Common Stock outstanding as of May 13, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on May 14, 2010).  HFI GP has shared voting and dispositive power over the shares held by HFI and HFG because it is the sole general partner of HFI and HFG.  HFI GP does not own any other securities of the Issuer.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Halter beneficially owns 702,154 shares of Common Stock, including 189,420 shares held by TPH, 119,092 shares held by HFI and 393,642 shares held by HFG, representing 7.5% of the outstanding shares of the Issuer’s Common Stock (based on 9,364,593 shares of Common Stock outstanding as of May 13, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on May 14, 2010).  Mr. Halter is the sole member of TPH Capital GP, LLC, which is the sole general partner of TPH, and has sole voting and dispositive power over the shares held by TPH.  TPH is also a limited partner of HFI and HGF.  Mr. Halter therefore has shared voting and dispositive power over the shares held by HFI and HFG.  Mr. Halter does not own any other securities of the Issuer.

Page 9 of 12 Pages

CUSIP No. 51827N 10 3

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Brigante beneficially owns 607,208 shares of Common Stock, including 94,474 shares held by Bellfield, 119,092 shares held by HFI and 393,642 shares held by HFG, representing 6.5% of the outstanding shares of the Issuer’s Common Stock (based on 9,364,593 shares of Common Stock outstanding as of May 13, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on May 14, 2010).  Mr. Brigante is the sole member of Bellfield Capital Management, LLC, which is the sole general partner of Bellfield, and has sole voting and dispositive power over the shares held by Bellfield.  Bellfield is also a limited partner of HFI and HGF.  Mr. Brigante therefore has shared voting and dispositive power over the shares held by HFI and HFG.  Mr. Brigante does not own any other securities of the Issuer.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Diamond beneficially owns 606,736 shares of Common Stock, including 94,002 shares held by Colhurst, 119,092 shares held by HFI and 393,642 shares held by HFG, representing 6.5% of the outstanding shares of the Issuer’s Common Stock (based on 9,364,593 shares of Common Stock outstanding as of May 13, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on May 14, 2010).  Mr. Diamond is the sole member of Colhurst Capital GP, LLC, which is the sole general partner of Colhurst, and has sole voting and dispositive power over the shares held by Colhurst.  Colhurst is also a limited partner of HFI and HGF.  Mr. Diamond therefore has shared voting and dispositive power over the shares held by HFI and HFG.  Mr. Diamond does not own any other securities of the Issuer.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Rosenberg beneficially owns 607,208 shares of Common Stock, including 94,474 shares held by Rivergreen, 119,092 shares held by HFI and 393,642 shares held by HFG, representing 6.5% of the outstanding shares of the Issuer’s Common Stock (based on 9,364,593 shares of Common Stock outstanding as of May 13, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on May 14, 2010).  Mr. Rosenberg is the sole member of Rivergreen and has sole voting and dispositive power over the shares held by it.  Rivergreen is also a limited partner of HFI and HGF.  Mr. Rosenberg therefore has shared voting and dispositive power over the shares held by HFI and HFG.  Mr. Rosenberg does not own any other securities of the Issuer.

(c)           Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           On May 21, 2010, HFI ceased to be the owner of more than 5% of the Issuer’s Common Stock, as a result of the transaction described in Item 3.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 10 of 12 Pages

CUSIP No. 51827N 10 3

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	First Amended, Modified Chapter 11 Plan [Incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form 10 filed on March 12, 2008].

Exhibit 2
Cancellation Agreement, dated May 12, 2010, among the Issuer, Halter Financial Investments, L.P. and Mr. Pierre Galoppi [incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 19, 2010].

Exhibit 3	Joint Filing Agreement.

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2010	Halter Financial Investments, L.P.,
a Texas limited partnership

By: /s/ Timothy P. Halter
Name: Timothy P. Halter
Title: Chairman

Halter Financial Investments GP, LLC,
a Texas limited liability company

By: /s/ Timothy P. Halter
Name: Timothy P. Halter
Title: Chairman

/s/ Timothy P. Halter
Timothy P. Halter

/s/ David Brigante
David Brigante

/s/ George L. Diamond
George L. Diamond

/s/ Marat Rosenberg
Marat Rosenberg

Page 12 of 12 Pages

Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Latin America Ventures, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: May 28, 2010	Halter Financial Investments, L.P.,
a Texas limited partnership

By: /s/ Timothy P. Halter
Name: Timothy P. Halter
Title: Chairman

Halter Financial Investments GP, LLC,
a Texas limited liability company

By: /s/ Timothy P. Halter
Name: Timothy P. Halter
Title: Chairman

/s/ Timothy P. Halter
Timothy P. Halter

/s/ David Brigante
David Brigante

/s/ George L. Diamond
George L. Diamond

/s/ Marat Rosenberg
Marat Rosenberg